Exhibit 99.2

FROM OF PROXY CARD

ESGL HOLDINGS LIMITED

101 Tuas South Avenue 2

Singapore 637226

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF

ESGL HOLDINGS LIMITED

The undersigned hereby appoints Quek Leng Chuang and Law Beng Hui as proxies (the “Proxies”), and each of them with full power to act without the other, each with the power to appoint a substitute, and hereby authorizes either of them to represent and to vote, as designated on the reverse side, all ordinary shares of ESGL Holdings Limited (“ESGL”), held of record by the undersigned on May 2, 2025, at the Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on 9:00 p.m., Eastern Time, on June 10, 2025, or any postponement or adjournment thereof. The Meeting will be held at 9:00 p.m., Eastern Time, at 101 Tuas South Avenue 2 Singapore 637226, and virtually at https://www.cstproxy.com/esgl/2025. To register and receive access to the virtual meeting, shareholders of record and beneficial owners (those holding shares through a bank, broker or other nominee) will need to follow the instructions applicable to them provided in the proxy statement. Such shares shall be voted as indicated with respect to the proposals listed on the reverse side hereof and in the Proxies’ discretion on such other matters as may properly come before the Meeting, or any postponement or adjournment thereof.

The undersigned acknowledges receipt of the accompanying proxy statement and revokes all prior proxies for the Meeting.

THE SHARES REPRESENTED BY THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO SPECIFIC DIRECTION IS GIVEN AS TO THE PROPOSALS ON THE REVERSE SIDE, THIS PROXY WILL BE VOTED “FOR” EACH OF THE PROPOSALS PRESENTED TO THE SHAREHOLDERS. PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY.

PLEASE DETACH ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED.

THIS PROXY REVOKES ALL PRIOR PROXIES GIVEN BY THE UNDERSIGNED.

(Continued and to be marked, dated and signed on reverse side)

PROXY

THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTIONS ARE GIVEN, THIS PROXY WILL BE VOTED “FOR” PROPOSALS 1 THROUGH 5 BELOW. ESGL’S BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH PROPOSAL.

(1)	Proposal No. 1 — Authorized Capital Increase Proposal — To approve, as an ordinary resolution, an increase in the authorized share capital from US$50,000 divided into 500,000,000 shares of US$0.0001 each to US$300,000 divided into 3,000,000,000 ordinary shares of US$0.0001 each, of such class or classes (however designated) as the Company’s board of directors may determine in accordance with our memorandum and articles of association.

☐ FOR     ☐ AGAINST     ☐ ABSTAIN

(2)

Proposal No. 2 — Share Consolidation Proposal — Subject to and conditional upon the passing of Proposal No. 1, to approve, as an ordinary resolution, that, subject to the determination, confirmation and approval of the board of directors of the Company that this resolution is an effective means of maintaining, or if necessary, regaining, compliance with the minimum trading price requirement for continued listing of the ordinary shares of the Company on The Nasdaq Capital Market, the authorized share capital of the Company be consolidated as follow:

From US$300,000 divided into 3,000,000,000 ordinary shares of a par value of US$0.0001 each to US$300,000 divided into 1,000,000,000 ordinary shares of a par value of US$0.0003 each; By the consolidation of 3,000,000,000 ordinary shares of a par value of US$0.0001 each into 1,000,000,000 ordinary shares of a par value of US$0.0003 each.

☐ FOR     ☐ AGAINST     ☐ ABSTAIN

(3)	Proposal No. 3 — Name Change Proposal — To approve, as a special resolution, to change the Company’s name from “ESGL Holdings Limited” to “OIO Group.”

☐ FOR     ☐ AGAINST     ☐ ABSTAIN

(4)	Proposal No. 4 — Amended Charter Proposal — Subject to and conditional upon the passing of Proposals No. 1, No. 2 and No. 3, by a special resolution, to approve that the existing First Amended and Restated Memorandum and Articles of Association of the Company be amended and restated in its entirety, with immediate effect to the Second Amended and Restated Memorandum and Articles of Association of the Company in the form attached to the proxy statement as Annex B.

☐ FOR     ☐ AGAINST     ☐ ABSTAIN

(5)	Proposal No. 5 —Adjournment Proposal — To approve to adjourn the Meeting, if necessary or appropriate, to solicit additional proxies in favor of the Proposals No. 1-4 listed above

☐ FOR     ☐ AGAINST ☐     ABSTAIN

IN THEIR DISCRETION THE PROXIES ARE AUTHORIZED AND EMPOWERED TO VOTE UPON OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING OF SHAREHOLDERS AND ALL CONTINUATIONS, ADJOURNMENTS OR POSTPONEMENTS THEREOF.

To change the address on your account, please check the box and indicate your new address in the address space provided below

SHAREHOLDER’S SIGNATURE

Signature of Shareholder	Date

Address

Signature of Shareholder	Date

Address

Note: Please sign exactly as your name or names appear on this proxy. When ordinary share is held jointly, each holder should sign. When signing as an executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving lull title as such. If the signer is a partnership, please sign in partnership name by authorized person.

IMPORTANT: PLEASE MARK, SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!